Emeco Holdings Limited

SUPPL

28 February 2007

Exemption File No. 82-35011

Securities and Exchange Co[redacted]
Division of Corporation Fina
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07021485

SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.
199
SECTION

Ladies and Gentlemen

Re: Emeco Holdings Limited
<u>Rule 12g3-2(b) Exemption File No. 82-35011</u>

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Open Briefing - Emeco Holdings MD on H1 2007 Results, released to the Australian Stock Exchange Limited on 28 February 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

PROCESSED
MAR 07 2007
THOMSON FINANCIAL

M Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Attention ASX Company Announcements Platform
Lodgement of Open Briefing®

Emeco Holdings Limited

corporatefile.com.au

Emeco Holdings Limited
Ground Floor
10 Ord Street
West Perth, WA 6005

Date of lodgement: 28-Feb-2007

Title: Open Briefing®. Emeco Holdings. MD on H1 2007 Results

Record of interview:

corporatefile.com.au
Emeco Holdings Limited released results for the half year ended 31 December 2006 on 22 February 2007. The financial figures show significant growth in the business. Revenues were up 45% to $251.6 million, EBITA was up 54.0% to $61.3 million on a margin expansion of 150 basis points, and NPAT reached $34.8 million. How much of the growth was driven by utilization of new assets, and how much by price, volume, currency or other effects? What were the macro trends affecting the result?

Managing Director Laurie Freedman
We set ourselves significant prospectus growth forecasts which, following publication of our 2006 results last September, represent financial year 2007 revenue growth of 37% and EBITA growth also of 36.2%. We're delighted that we've been able to report we're tracking in line with those forecasts.

During the reporting period, despite a small currency impact, we did not see any substantial shift in overall prices. The EBITA margin was modestly enhanced by a slight shift in product mix away from lower yielding businesses such as Sales and towards the more profitable Rental activities.

The bulk of our growth was driven by the deployment of additional equipment, including those purchased in recent acquisitions such as Bevans. At the end of the reporting period we had 969 rental machines on our books, which was 56% higher than at the end of the comparable reporting period. The trend to move ever greater volumes of earth remains firm, which provides us with good asset deployment opportunities, both now and into the foreseeable future.

corporatefile.com.au
There is a limited comparable historic financial track record for Emeco in its current form. What seasonality would you expect the new look businesses to demonstrate, both in revenue and margin terms?

Managing Director Laurie Freedman
From 2003 through to our 2007 prospectus forecast we expect 29% compound annual growth in revenues. The business has, and continues, to grow very strongly but such growth doesn't always bring with it perfect clarity on the timing of revenue recognition. It's hard to say what a steady state, or normal, year might look like.

Having said that, in recent years, we have seen a substantial amount of asset deployment benefits accruing to us in the second half of the financial year. This financial year may be a little different. The IPO funds enabled us to accelerate our fleet growth rate which may lead to a slight change in recent seasonality patterns. We are expecting that the first and second half of this financial year will be pretty even in profit terms.

corporatefile.com.au
You have declared an interim dividend of one cent per share. This represents a payout ratio of 39% of NPAT. Is this a reasonable indicator of your ongoing dividend policy?

Managing Director Laurie Freedman
Our dividend policy, subject to continuous review, is to pay between 35 and 45% of statutory profit.

corporatefile.com.au
You have stated that you are on track to meet prospectus earnings forecasts for the financial year 2007. These forecasts include an annual EBITA margin of 23.2% against the 24.4% reported for the first half. Surely if you maintain this margin you will outperform your forecasts significantly?

Managing Director Laurie Freedman
At the time of issuing our prospectus, in July 2006, we set some significant growth targets. Having already achieved those we set for 2006 we are very focussed on doing the same for the 2007.

Our first half results give us a good chance of achieving them, and our modelling continues to suggest that our targets are realistic and achievable. We see great

opportunities for our activities in the short, medium and long term, but recognise that the business world carries some uncertainties. Despite some supply side constraints and challenges in Indonesia, we remain committed to our prospectus earnings forecast for the 2007 year.

corporatefile.com.au
You have not released financial details at the divisional level. Qualitatively, how have the divisions, Rental, Sales and Parts and Maintenance fared against your expectations in revenue and profit terms?

Managing Director Laurie Freedman
The Rental and Parts and Maintenance divisions have delivered results very close to our expectations both in revenue and margin terms. The Sales division revenues were slightly below expectations, driven by a slightly slower than expected build up of sales capability in Canada and the US. Margins in this division were down very slightly. Overall, however, there was no material variation from our forecasts.

corporatefile.com.au
What trends have you witnessed in fleet utilization rates? How does this compare to historical levels?

Managing Director Laurie Freedman
As we expand overseas from Australia and Indonesia, and on to Canada, the USA and most recently Europe, we believe utilisation rates are most meaningful on a country by country basis.

In Australia these rates have tracked in line with historical levels, even with our larger equipment fleet. Indonesia has seen a small drop in demand and utilisation rates have fallen accordingly. In Canada we get a seasonality in utilisation as the seasons change from the warm summer to the freezing winter. As such Canadian rates currently are low, but this is nothing unexpected.

The US is a new and emerging business for us. We're moving from start up phase into a phase of developing reliable profitability. As such we don't yet have consistent data to report. In Europe our activities are largely procurement and sales and so we don't have any significant rental activities to report utilization rates on.

corporatefile.com.au
You refer to declining utilization rates in Indonesia and challenges to make the USA consistently profitable. Against the background of strong earthmoving volumes, what are the causes of these challenges? What is Emeco doing to manage them?

Managing Director Laurie Freedman
We've been operating in Indonesia since early 2002, and we've seen explosive growth in that time as coal output has soared. What we are now seeing is a consolidation period, where the mining focus has shifted to maintenance of overburden removal rather than the dramatic output growth of previous years.

There is also some strategic repositioning in some mining houses that has limited the work opportunities. Some contractors have even been stood down, and we're therefore finding that some of our gear is idle. We are in the process of exploiting one of the benefits of our unique business model, and are redeploying some of these units to Australia and North America.

With respect to the US we believe there is a correction in economic outlook taking place. For example, with the reduction of the coal price some of the more marginal coal players have become less viable. This has dampened our expectations of the rate of opening of opportunities. This applies particularly to our sales business but also to our rental business which has only very recently been established in Kentucky. In the longer term we remain convinced that the extremely modest rental model penetration rate will grow substantially. In other words we believe we're facing short term issues. We have recruited a substantial number of very capable new management to our Atlanta, Houston and Kentucky businesses, and we're endeavouring to move from the establishment phase into a more predictable and less volatile mainstream business environment. In many ways our experiences there replicate the early experiences we had in Australia and Indonesia.

corporatefile.com.au
You have referred in your results release to experiencing some "challenging supply side conditions" in your operations. What are they?

Managing Director Laurie Freedman
This is a continuation of the trends we spoke about at our AGM. Historically we have typically seen a 4 month delay between our commitment to spend capital to revenue and earnings contributions. This essentially represents the time between agreeing to buy a unit, and actually getting it delivered to us, redeployed and back on site generating rental income.

Across our portfolio that delay has recently increased to a 6 to 9 month lag. Of course this is being driven by infrastructure bottlenecks, particularly at Australian ports, and the very strong demand for earthmoving equipment across the globe. This means that capital committed in the second half of 2007 will only meaningfully contribute to earnings through the first half of 2008. Whilst minimising this time lag is an ongoing challenge, we continue to believe that our global sourcing network provides a competitive advantage that still enables us to react to market demand more quickly than that our competitors.

Another example of the challenges is the shortage of earthmoving tyres. This is a major challenge for our industry. Fortunately we realised this shortage was emerging two to three years ago. We are carrying commitments and physical stock of rubber that sees us very well positioned for at least another year.

corporatefile.com.au
You are exploring organic growth and acquisition opportunities which you state would require further capex commitments in the second half of the financial year, on top of the $154.2 million already committed in the first half. Your prospectus forecasts only $168 million capex in the full financial year. What level of capex do you now expect?

Managing Director Laurie Freedman
At the time of the IPO we structured our funding arrangements to allow the company to commit to capital expenditure of $300 million per annum in each of the next two years without resorting to increases in our funding facilities. We are constantly screening for opportunities that would allow us to make that level of investment. We cannot be precise about what we will spend since these opportunities come and go, but our expectations are that we will be operating within the boundaries set by our existing arrangements.

corporatefile.com.au
What flexibility will that leave in your balance sheet? What represents an efficient balance sheet structure for Emeco?

Managing Director Laurie Freedman
We consider EBITDA to net interest to be a key balance sheet management ratio. We are currently at 11.1x. We intend to maintain that ratio at above 8.0x. This would keep us well inside our banking covenants.

Our debt to equity ratio currently stands at 48%. If we were to fully exploit our current financing agreements we estimate we'd be close to 70%. In the longer term 70% is the upper limit of our comfort range, with 60% our longer term target level.

corporatefile.com.au
Australia represents over 70% of EBITDA contribution to group earnings. Do you have any plans to develop overseas operations to bring more balance to this?

Managing Director Laurie Freedman
Our current geographic profit split reflects our origins as an Australian business. However, we now have operations in Australia, Indonesia, Canada, the USA and the Netherlands. We now have a truly global presence and it is our intention to take advantage of that. This is a significant and unique factor of our business model that we believe will enable us to build substantial businesses around those five different geographies.

In the longer term we have additional strategic targets in new regions such as Africa, India and maybe some Central and South American countries. In the meantime we will focus on the existing five regions to build substantial, defensible businesses. The focus is to ensure we get to critical mass in these more recent theatres such as the USA and the Netherlands which both hold terrific prospects in the medium term.

corporatefile.com.au
Your Rental division dominates your earnings stream. Do you have plans to increase the weighting of the Sales and Parts operations?

Managing Director Laurie Freedman
We are primarily a rental company. The Sales and Parts and Maintenance divisions support that primary activity. We of course keep an eye open for opportunities to develop those businesses but we've found that focussing on the rental businesses contributes the best value add for our stakeholders.

corporatefile.com.au
Emeco supplies rental earthmoving equipment on a dry hire basis to the mining and construction industry. Both of these are cyclical businesses. What margin cyclicality has Emeco historically shown? What cyclicality do you expect for the foreseeable future?

Managing Director Laurie Freedman
From the introduction of our dry hire rental model we haven't seen any cyclicality in our margins. The success, or otherwise, of our model is driven more by the volume of earth moved rather than the price of the commodity an operator is mining. Whilst commodity prices fluctuate greatly, earth moving volumes tend to be pretty stable. Indeed, when prices fall that can actually enhance the argument for miners using our services as they attempt to manage their capital more efficiently and with more flexibility.

corporatefile.com.au
What opportunities exist for Emeco beyond the mining industry? Coal mining contributes your biggest single revenue stream. What implications for Emeco may flow from the current media focus on the greenhouse gas contribution of the coal industry?

Managing Director Laurie Freedman
We are mindful of our concentration on particular geographies and particular product offerings and customer segments. In all of our strategic developments, we consider those factors carefully. A good example of this is how we managed our move into Canada. Our operations in Alberta Province revolve around the huge Canadian oil sands business, thus diversifying our exposure. Domestically, some years ago we decided to expand into iron ore in the Pilbara in Western Australia, and we are currently looking at sectors in Queensland to diversify away from coal and into base metal activities.

Beyond mining opportunities, the Australian construction industry is operating at all time highs levels of activity, and this is anticipated to continue well into the next five years. Large civil construction jobs are ideally suited to utilise our range of large earth moving equipment. We believe this provides us with growth and diversification opportunities.

With respect to the media attention on greenhouse gas emissions, we believe it is unlikely in the medium term that coal will be usurped as the primary source of energy. We believe that there may be scope for additional energy contributions from other sources on the margin. However, economic rationalism will see the technical focus move to ways to make the combustion of coal cleaner. This still means coal will need to be mined, and earth be moved, which suggests no foreseeable impact on our activities.

corporatefile.com.au
What are the advantages to both Emeco and its customers of your equipment rental business model?

Managing Director Laurie Freedman
We believe we have 3 key advantages that we bring to the market place.

Firstly, we offer availability of equipment. We have a large fleet, almost 1,000 units, and we have a first class global procurement team. In many instances we have the ability to deploy gear much more quickly than some of our competitors and sometimes even faster than manufacturers like Caterpillar or Komatsu. Our procurement team gives us the advantage of being able to source quality low houred second hand machines from around the globe at below full capital cost for an equivalent new machine.

Secondly, we offer flexibility. The dry hire model allows customers to vary their fleet. Mines have fluctuations in equipment requirements over time, such as unplanned work that requires increased short term production. We provide mine owners the flexibility to quickly match machines to needs.

Thirdly, we offer capital management options. Our business model allows miners to better deploy their capital into their areas of expertise, such as exploration and development. As a subset of this, we remove residual value risk management, which is important when a project finishes. We can manage this risk for ourselves because of our ability to redeploy gear throughout the globe. Many mining companies do not have this option.

Additionally we have a significant asset maintenance capability with some of the best technicians and asset managers across the world. Our systems allow us to pursue preventative maintenance programs to optimise the use of our fleet. This enables us to minimise plant operating costs in the long term, which is a benefit we can pass on to our customers.

We believe our model is unique, not just in Australia, but around the world. No one can offer the same services as we do in as many regions as we do. We benefit from significant barriers to entry in both the capital required to offer a fleet to rival ours, and also in the reputation and relationships that we have established over several years.

corporatefile.com.au
Thank you Laurie.

For more information about Emeco, please visit www.emecoequipment.com or contact Michael Kirkpatrick, General Counsel and Company Secretary, Emeco Group, telephone + 61 8 9420 0222.

For previous Open Briefings or to receive future Open Briefings by e-mail, please visit www.corporatefile.com.au.

COPY

Emeco Holdings Limited

11 December 2006

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *Capital Group Companies, Inc. – Notice of Change in Interests of Substantial Shareholder under Section 671B dated 07 December 2006, released to the Australian Stock Exchange Limited on 11 December 2006.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

Capital Group Companies

The Capital Group Companies, Inc.
333 South Hope Street
Los Angeles, California 90071-1406

Phone (213) 486 9200
Fax (213) 486 9698

8 December 2006

BY FAX - ORIGINAL IN POST
(61 8 9321 1366)

Emeco Holdings Ltd
Ground Floor, 10 Ord Street
West Perth, Western Australia,
Australia, 6005

Re: Notice of Change in Interests of Substantial Shareholder under Section 671B

Company Secretary:

Enclosed is a Notice of Change in Interests of Substantial Shareholder Under Section 671B dated 07 December 2006. Please note that a copy of this report has been sent to the Australian Stock Exchange.

Neither the Capital Group Companies, Inc. nor any of its affiliates own shares of your company for its own account. Rather, the shares reported on Form 604 are owned by accounts under the discretionary investment management of one or more of the investment management companies that make up the Capital Group Companies, Inc.

For the purposes of this Notice an outstanding share balance of 631,237,586 shares was used to calculate the percentages of holdings of the relevant share capital. We believe this outstanding share balance is current; however, if this number is not accurate, please contact us as soon as possible so that we may make the necessary revisions to this Notice.

Should you have questions or require additional information, please contact Gina Martinez or Vivien Tan at (213) 615-0469, or send a fax message to (213) 486-9698. Alternatively, you may contact us via E-mail at GRGroup@capgroup.com.

Regards,

Vivien Tan
Compliance Associate

Form 604

Corporations Act 2001 Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme	Emeco Holdings Ltd
ACN/ARSN	

1. Details of substantial holder(1)

Name	The Capital Group Companies, Inc.
ACN/ARSN (if applicable)	n/a

There was a change in the interests of the substantial holder on	07 December 2006
The previous notice was given to the company on	06 December 2006
The previous notice was dated	05 December 2006

The shares reported were owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary Shares	38,277,544 shares	6.0639%	45,277,544 shares	7.1728%

The shares being reported under this section are owned by accounts under the discretionary investment management of 5 investment management companies (Capital Research and Management Company, Capital International, Inc., Capital Guardian Trust Company, Capital International S.A., and Capital International Limited) which are direct or indirect subsidiaries of The Capital Group Companies, Inc., 333 South Hope Street, 55th Floor, Los Angeles, California 90071 and such shares are being reported in the aggregate.

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
6 December 2006 To 7 December 2006	The Capital Group Companies, Inc.	Acquisition of shares	Average price of 1.77 AUD	7,000,000 Ordinary Shares	7,000,000

See Annexure A dated 05 December 2006

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
		none			
See Annexure A dated 07 December 2006 (copy attached)					

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
The Capital Group Companies, Inc.	333 South Hope Street, 55th Floor Los Angeles, CA 90071

Signature

print name: Liliane Corzo

Capacity: *Counsel*

sign here ____________________

date 08 December 2006

Annexure "A"

This is the Annexure of 2 pages marked Annexure "A" referred to in Form 604 signed by this corporation dated 7 December 2006.

The Capital Group Companies, Inc.

By: ______________________________

Liliane Corzo
Counsel

Australia Annexure
Emeco Holdings Ltd

7 December 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
Capital Guardian Trust Company	44000600	6,298,068	
	44003300	485,200	
	44278200	1,052,000	
	44353600	558,000	
	44359800	175,600	
	44800300	100,200	
		8,669,068	
Capital International Limited	43051000	131,534	
	43051300	95,296	
	43051400	18,870	
	43051500	73,862	
	43402300	102,751	
	43404700	81,323	
	43404900	29,039	
	43410500	155,300	
	43412500	88,027	
	43415000	77,300	
	43415700	507,294	
	43415900	120,278	
	43417600	48,331	
	43417700	496,398	
	43418100	54,828	
	43418300	121,135	
	43418600	98,323	
	43418800	490,204	
	43419100	79,011	
	43420200	92,376	
	43425200	1,256,870	
	43425300	479,784	
	43425400	198,074	
	43425700	152,295	
	43425800	1,077,354	
	43426200	2,313,528	
	43426300	2,463,778	
	43426400	1,583,032	
	43426800	675,682	
	43426900	1,254,717	
	43428300	38,259	
	43428600	69,658	
	43436100	151,490	
	43441800	30,609	
	43450500	145,582	
	43451200	136,565	
	43451300	37,250	
	43451600	28,905	
	43451700	39,043	
	43451900	128,836	
	43455100	123,941	
	43455200	83,958	
	43455400	22,916	
	43457100	385,765	
	43463600	52,322	

Australia Annexure
Emeco Holdings Ltd

7 December 2006

CG Investment Management Company	Account Number	Number of Shares	% Held
	43484100	120,900	
	43487400	120,207	
	43487600	149,956	
	43487700	158,228	
	43487800	142,077	
	43494200	159,091	
	43558600	325,786	
	43560100	143,337	
	43570400	105,300	
	43574100	43,013	
	43574200	136,851	
		17,496,439	
Capital International S.A.	45415100	199,595	
	45415200	20,700	
	45415800	34,900	
	45420100	125,000	
	45426000	1,340,810	
	45508100	64,632	
		1,785,637	
Capital International, Inc.	46343400	71,600	
	46364700	25,400	
	46422100	409,400	
		506,400	
Capital Research and Management Company	11000035	14,010,000	
	11000075	2,810,000	
		16,820,000	
GRAND TOTAL		**45,277,544**	**7.17%**

Emeco Holdings Ltd
07 December 2006

Nominee Name		
ANZ Nominees Level 25, Collins Street GPO Box 2842 AA Melbourne 3001 VIC		
43402300		102,751
43436100		151,490
45415800		34,900
	Total Shares:	289,141
ANZ Nominees Limited (Melbourne) GPO Box 2842AA Melbourne, Victoria 3001 Australia		
43417600		48,331
43428600		69,658
43451200		136,565
	Total Shares:	254,554
Australia & New Zealand Banking Grp Ltd 35, Elisabeth Street PO Box 2842AA Melbourne VIC 3000		
43404900		29,039
45420100		125,000
	Total Shares:	154,039
Bank of New York Nominees Bank of New York 3 Birchin Lane London EC3V 9BY		
43404700		81,323
	Total Shares:	81,323
Bankers Trust Australia Level 9, The Chifley Tower 2, Chifley Square Sydney NSW 2000, Australia		
43415000		77,300
43415700		507,294
43418300		121,135
	Total Shares:	705,729
Chase Manhattan Bank Australia Limited Level 36 World Trade Centre Jamison Street Sydney, NSW 2000 Australia		
43051000		131,534
43418100		54,828
43441800		30,609

Emeco Holdings Ltd
07 December 2006

Nominee Name		
43484100		120,900
44000600		6,298,068
44003300		485,200
46422100		409,400
	Total Shares:	7,530,539
Chase Manhattan Nominee Ltd. Australia		
43417700		496,398
43425400		198,074
	Total Shares:	694,472
Citicorp Nominees PTY Ltd Level 26, Mitre 502-30 101 Collins Street Melbourne, Victoria 3000		
43426300		2,463,778
43570400		105,300
	Total Shares:	2,569,078
HKBA Nominees Ltd. GPO Box 181 Sydney 2001 Australia		
43410500		155,300
	Total Shares:	155,300
Hong Kong Bank Australia Level 8 1, O'Connell St, GPO Box 5302 Sydney NSW 2001		
43455100		123,941
43455400		22,916
	Total Shares:	146,857
HSBC Bank plc Securities Services, Mariner House Pepys Street London EC3N 4DA		
43451900		128,836
	Total Shares:	128,836
National Australian Bank LTD. 271 Collins St. 5th Floor South Melbourne, Victoria 3000		
43418800		490,204
43419100		79,011
43425200		1,256,870

Emeco Holdings Ltd
07 December 2006

Nominee Name

43426800		675,682
43428300		38,259
43451300		37,250
43451600		28,905
43455200		83,958
43487400		120,207
43560100		143,337
43574200		136,851
46343400		71,600
	Total Shares:	3,162,134

Northern Trust
c/o NorTrust Nominees Limited
155 Bishopsgate
London EC2M 3XS

43426900		1,254,717
	Total Shares:	1,254,717

Westpac Banking Corp

43051300		95,296
43051400		18,870
43051500		73,862
43412500		88,027
43418600		98,323
43425300		479,784
43426200		2,313,528
45415100		199,595
45508100		64,632
46364700		25,400
	Total Shares:	3,457,317

Westpac Custodian Nominees
50 Pitt Street, 8th Floor
Sydney, NSW 2000
Australia

11000035		14,010,000
11000075		2,810,000
43415900		120,278
43420200		92,376
43425700		152,295
43425800		1,077,354
43426400		1,583,032
43450500		145,582
43451700		39,043
43457100		385,765
43463600		52,322
43487600		149,956
43487700		158,228
43487800		142,077

Emeco Holdings Ltd
07 December 2006

Nominee Name	
43494200	159,091
43558600	325,786
43574100	43,013
44278200	1,052,000
44353600	558,000
44359800	175,600
44800300	100,200
45415200	20,700
45426000	1,340,810
Total Shares:	24,693,508

Emeco Holdings Limited

24 January 2007

Exemption File No. 82-35011

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Ladies and Gentlemen

Re: Emeco Holdings Limited
Rule 12g3-2(b) Exemption File No. 82-35011

Pursuant to Rule 12g3-2(b)(1), enclosed are the following documents to supplement the information previously provided with respect to Emeco Holdings Limited's (the "Company") request for exemption under Rule 12g3-2(b):

1. *AMP Limited – Form 604 Notice of change of interests of substantial holder in Emeco Holdings Limited, released to the Australian Stock Exchange Limited on 23 January 2007.*

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone: 61 (8) 9420 0222 in Australia, facsimile: 61 (8) 9321 1366 or by email: michael.kirkpatrick@emecoequipment.com if you have any questions.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and please return it to Mike Kirkpatrick at the address below.

Thank you for your attention.

Regards

M. Kirkpatrick

Mike Kirkpatrick
Company Secretary

Enclosures (2)

PO Box 1173
West Perth WA 6872
Australia

Ground Floor, 10 Ord Street
West Perth WA 6005
Australia

Telephone: + 61 8 9420 0222
Facsimile: +61 8 9321 1366

Emeco Holdings Limited A.C.N. 112 188 815

BNP PARIBAS
SECURITIES SERVICES

Date: 23-Jan-07

The Manager
Listings Department
Australian Stock Exchange Limited

No. of Pages (incl.): 4

NOTICE OF CHANGE OF INTERESTS OF SUBSTANTIAL HOLDER

Dear Sir/Madam,

Pursuant to Section 671B of the Corporations Law, AMP Limited hereby advises of a change in its relevant interest in Emeco Holdings Ltd.

The enclosed ASIC Form 604 discloses all required details.

Yours faithfully,

Justin Christopher
Head of Custody
BNP Paribas Securities Services
Phone: 02 9222 0029

Form 604
Corporations Law
Section 671B
Notice of Change of Interests of Substantial Holder

To: Emeco Holdings Ltd

ACN/ARSN: 112 188 815

1. Details of substantial holder

Name: AMP Limited ACN 079 354 519 and its related bodies corporate.

There was a change in the interests of the substantial holder on 19-Jan-2007
The previous notice was given to the company on 09-Oct-2006
The previous notice was dated 05-Oct-2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Fully Paid Ordinary	31,580,537	5.00%	37,999,937	6.02%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, relevant interests of the substantial holder or an associate in voting securities of the company since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of shares affected	Person's votes affected
11-Jan-07	AMP Capital Aust. Equity Market Neutral Fund	Share disposal	-$221,978.17	Fully Paid Ordinary -121,241	-121,241
20-Nov-2006 to 3-Jan-2007	AMP Capital Investors Limited	Share acquisition	$1,513,490.36	Fully Paid Ordinary 824,636	824,636
5-Nov-2006 to 11-Dec-2006	AMP Capital Investors Limited	Share disposal	-$3,757,608.28	Fully Paid Ordinary -2,071,253	-2,071,253
9-Oct-2006 to 19-Jan-2007	AMP Life Limited	Share acquisition	$8,732,315.93	Fully Paid Ordinary 4,740,571	4,740,571
6-Oct-2006 to 18-Jan-2007	AMP Life Limited	Share disposal	-$1,156,601.06	Fully Paid Ordinary -627,903	-627,903
29-Dec-2006 to 11-Jan-2007	Asgard SMA No. 6	Share acquisition	$5,752.31	Fully Paid Ordinary 3,143	3,143
29-Dec-2006 to 11-Jan-2007	Cogent Nominees Pty Limited	Share acquisition	$542,297.52	Fully Paid Ordinary 296,461	296,461
31-Oct-2006 to 28-Nov-2006	Cogent Nominees Pty Limited	Share disposal	-$1,505,615.46	Fully Paid Ordinary -819,031	-819,031
13-Oct-2006 to 19-Jan-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share acquisition	$2,915,296.73	Fully Paid Ordinary 1,588,984	1,588,984
16-Oct-2006 to 10-Jan-2007	Cogent Nominees Pty Limited <SMP Accounts>	Share disposal	-$941,825.52	Fully Paid Ordinary -511,583	-511,583
13-Oct-2006 to 19-Jan-2007	Commonwealth Bank Officers Superannuation Corporation Pty Ltd A/T for the Officers' Superannuation Fund.	Share acquisition	$1,360,104.61	Fully Paid Ordinary 733,728	733,728
17-Nov-2006 to 29-Dec-2006	Equipsuper	Share acquisition	$539,919.47	Fully Paid Ordinary 293,063	293,063
6-Oct-2006 to 19-Jan-2007	Government Employees Superannuation Board	Share acquisition	$1,060,164.49	Fully Paid Ordinary 571,240	571,240
6-Oct-2006 to 29-Dec-2006	LAMP	Share acquisition	$502,503.25	Fully Paid Ordinary 277,038	277,038
13-Nov-06	LAMP	Share disposal	-$630,864.52	Fully Paid Ordinary -337,400	-337,400
28-Dec-2006 to 19-Jan-2007	Queensland Local Government Superannuation Board	Share acquisition	$457,703.43	Fully Paid Ordinary 245,604	245,604
13-Oct-06	State Authority Superannuation Enhanced Index Share Fund	Share acquisition	$228,593.13	Fully Paid Ordinary 124,600	124,600

15-Dec-2006 to 11-Jan-2007	State Authority Superannuation Scheme	Share acquisition	$579,626.73	Fully Paid Ordinary 316,739	316,739
28-Dec-2006 to 19-Jan-2007	Stichting Pensioenfolds - ABP	Share acquisition	$887,442.50	Fully Paid Ordinary 479,001	479,001
28-Dec-2006 to 19-Jan-2007	Stichting Pensioenfolds Hoogovens	Share acquisition	$243,182.14	Fully Paid Ordinary 131,046	131,046
15-Dec-2006 to 11-Jan-2007	UniSuper Limited	Share acquisition	$514,359.86	Fully Paid Ordinary 280,957	280,957

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	*Registered holder of securities*	*Person entitled to be registered as holder*	*Nature of relevant interest*	*Class and number of securities*	*Person's votes affected*
AMP Life Limited	AMP Life Limited	AMP Life Limited	AMP Life is entitled to be the registered holder of the class and number of securities listed beside its name AMP Life Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 12,802,917	12,802,917
AMP Capital Investors Limited ('AMP Capital')	Cogent Nominees Pty Limited <SMP Accounts>	Cogent Nominees Pty Limited <SMP Accounts>	AMP Capital, in its capacity as the investment manager for the persons or trusts listed besides its name, has the power to control voting and/or the disposal of securities. AMP Capital is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the Corporations Law	Fully Paid Ordinary: 7,769,702	7,769,702
	Cogent Nominees Pty Limited	Cogent Nominees Pty Limited		Fully Paid Ordinary: 2,433,088	2,433,088
	Asgard Capital Management Limited	Asgard SMA No. 6		Fully Paid Ordinary: 3,143	3,143
	Citicorp Nominees Pty Limited	Stichting Pensionfonds Hoogovens		Fully Paid Ordinary: 262,379	262,379
	Goldman Sachs	AMP Capital Australian Equity Market Neutral Fund		Fully Paid Ordinary: 85,589	85,589
	Goldman Sachs	AMP Capital Investors Australian Long Short Fund		Fully Paid Ordinary: 949,152	949,152
	JP Morgan Nominees Australia Limited	Stichting Pensionfonds ABP		Fully Paid Ordinary: 1,566,173	1,566,173
	JP Morgan Nominees Australia Limited	LAMP		Fully Paid Ordinary: 1,975,954	1,975,954
	JP Morgan Nominees Australia Limited	QLD Local Government Superannuation Board		Fully Paid Ordinary: 492,677	492,677
	JP Morgan Nominees Australia Limited	State Authority Superannuation Scheme		Fully Paid Ordinary: 2,586,155	2,586,155
	JP Morgan Nominees Australia Limited	State Authority Superannuation Enhanced Index Share Fund		Fully Paid Ordinary: 235,093	235,093
	National Nominees Pty Limited	Government Employees Superannuation Board		Fully Paid Ordinary: 1,354,157	1,354,157
	National Nominees Pty Limited	Commonwealth Bank Officers Superannunation Corporation Pty Ltd as trustee for the Officers' Superannuation Fund		Fully Paid Ordinary: 980,425	980,425
	National Nominees Pty Limited	Equipsuper		Fully Paid Ordinary: 1,618,645	1,618,645
	National Nominees Pty Limited	UniSuper Limited		Fully Paid Ordinary: 2,060,052	2,060,052
AMP Capital Investors Limited as Responsible Entity of the Future Directions Australian · Small Companies Fund	Cogent Nominees Pty Limited	AMP Capital Investors Limited	AMP Capital Investors Limited is a controlled body corporate of AMP Limited within the meaning of Section 608(3) of the	Fully Paid Ordinary: 824,636	824,636
				Total:	37,999,937

5. Change in association

The persons who have become associates of, ceased to be associates of, or have changed the nature

of their association with, the substantial shareholder in relation to voting interests in the company or scheme are as follows:

Name and ACN	*Nature of association*
No Changes	

6. Addresses

The addresses of persons named in this form are as follows:

Name	*Address*
AMP Life Limited	Level 24, 33 Alfred Street, Sydney NSW 2000
AMP Capital Investors Limited	Level 22, 33 Alfred Street, Sydney NSW 2000
Asgard Capital Management Limited	PO Box 7817, Cloisters Square WA 6850
Citicorp Nominees Pty Limited	101 Collins Street, Melbourne VIC 3000
Cogent Nominees Pty Limited	Level 6, 60 Castlereagh Street, Sydney NSW 2000
Commonwealth Bank Officers Superannuation Corporation Pty Ltd	9th Floor, 48 Martin Place, Sydney NSW 2000
Equipsuper	171 Flinders Street, Melbourne VIC 3000
Goldman Sachs Asia LLC	68th Floor, 2 Queens Road, Central Hong Kong
Government Employee Superannuation Board	PO Box J755, Perth WA 6842
JP Morgan Nominees Australia Limited	259 George Street, Sydney NSW 2000
National Nominees Pty Limited	271 Collins Street, Melbourne VIC 3000
QLD Local Government Superannuation Board	Of GPO Box 264, Brisbane QLD 4001
State Authority Superannuation Scheme	Level 14, 83 Clarence Street, Sydney NSW 2000
State Authority Superannuation Enhanced Index Share	Level 14, 83 Clarence Street, Sydney NSW 2000
Stichting Pensioenfonds Hoogovens	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Stichting Pensioenfonds ABP	PO Box 10,000, 1970 CA IJmuiden, The Netherlands
Unisuper Limited	Level 28, 357 Collins Street, Melbourne 3000

This notice of change of interests of substantial holder (ASIC Form 604) comprises 3 page/s in total.

END